CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated September 30, 2024, and each included in Post-Effective Amendment No. 362 to the Registration Statement (Form N-1A, File No. 333-192858) of The Advisors’ Inner Circle Fund III.

We also consent to the incorporation by reference of our report dated January 26, 2024, with respect to the financial statements and financial highlights of Ecofin Global Renewables Infrastructure Fund (one of the funds constituting Managed Portfolio Series) included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

September 30, 2024